Form 12b-25
                    [As last amended in Release No. 34-35113,
                        December 19, 1994, 59 F.R.67742.]

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[ X ]Form 10-K [ ] Form 20-F [ ]Form 11-K [ ]Form N-SAR

     For Period Ended:  MAY 31, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Items(s) to which the notification relates.
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Part I - Registrant Information
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Full name of Registrant       U.S. ENERGY CORP.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

                               877 NORTH 8TH WEST

City, State and Zip Code      RIVERTON, WY 82501



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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10_K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     During the fiscal year ended May 31, 1997, transactions were completed or events occurred which were of material importance to the registrant, including financing of its gold company subsidiary and a concomitant restructuring of the subsidiary's capital structure. Approximately $4 million was received by the registrant and its affiliate Crested Corp. ("Crested") in connection with a partial resolution of the arbitration proceedings involving Sheep Mountain Partners partnership ("SMP"). Both of the described matters have required extensive research by the registrant and its audit firm (Arthur Andersen LLP) into applicable accounting theories and standards, to determine the proper means of accounting for the matters.

     The registrant and Crested have been involved in responding to numerous requests from the Internal Revenue Service relating to the audits for fiscal 1993 through 1996.





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     Subsequent to the fiscal year end,  registrant  and Crested  entered into a comprehensive Acquisition Agreement to acquire the interest Kennecott Uranium Company owns in the Green Mountain Mining Venture. This Agreement was entered into on June 23, 1997 after over eight months of negotiating and drafting the Agreement which required a substantial amount of time of the legal and accounting staffs of the registrant and Crested. This transaction was previously reported on Form 8-K filed on July 7, 1997.

     In addition, a significant change has occurred in the personnel at the audit firm who have worked on the registrant's account. The former audit manager and the tax manager both left the audit firm, and new personnel have been assigned; significant registrant accounting personnel time has been spent recently introducing the new personnel to the registrant's systems and policies. Also, the audit firm partner was rotated off the registrant's account after several years at that position, in accordance with standing rotation polices of the audit firm.

     The compounded result of the foregoing has been delays in resolution of complex accounting issues. The registrant does not have its audited financial statements from the audit firm, as of the date of this Notice. No part of the Annual Report on Form 10-K should be filed without the audited financial information.

     The registrant will file the Form 10-K Report on or before September 13, 1997.

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Part IV - Other Information
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     (1) Name and telephone number of person to contact in regard to this notification.

          STEPHEN E. ROUNDS       (303) 377-6997

     (2) Have all other period reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                [ X ]Yes   [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [ X ]Yes   [  ]No





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     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant estimates its fiscal 1997 results will show a net consolidated loss before equity loss and minority interest income of approximately $2,175,000, compared with a consolidated net loss before minority interest income and equity loss of $2,524,1000 for fiscal 1996. The 1997 loss after minority interest income and equity loss, is a loss of about $3,223,000 compared with a loss of $2,334,000 for fiscal 1996. During fiscal 1996, registrant recognized income of $308,900 from discontinued operations and $2,295,700 from the gain on disposal of a subsidiary operation which resulted in a net after tax gain of $270,700 for fiscal 1996 as compared with a net loss of $3,223,000 for fiscal 1997. Explanation of the components of the fiscal 1997 earnings (loss) results will be disclosed in the MD&A to be filed with the 1997 Form 10-K Report.



                                U.S. ENERGY CORP.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 29, 1997       By:      /s/ Robert Scott Lorimer
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                                    ROBERT SCOTT LORIMER,
                                    Treasurer and CFO



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